SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number: **33-48728**

A. Full title of the plan:

CHROMCRAFT REVINGTON SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHROMCRAFT REVINGTON, INC.
1100 North Washington Street
Delphi, Indiana 46923

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Chromcraft Revington Savings Plan
(Name of Plan)
By a majority of the members of the
Benefit Plans Administrative Committee

Date: June 28, 2002

Frank T. Kane

Frank T. Kane, Member,
Benefit Plans Administrative Committee,
Chromcraft Revington Savings Plan

Michael E. Thomas

Michael E. Thomas, Member,
Benefit Plans Administrative Committee,
Chromcraft Revington Savings Plan

KPMG

2400 First Indiana Plaza
135 North Pennsylvania Street
Indianapolis, IN 46204-2452

Exhibit 23.2

Accountants' Consent

The Board of Directors and Stockholders
Chromcraft Revington, Inc.:

We consent to incorporation by reference in the registration statement (No. 33-48728) on Form S-8 of Chromcraft Revington, Inc. of our report dated June 20, 2002, relating to the statements of net assets available for plan benefits of the Chromcraft Revington Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001, and the Schedules of Assets (Held at End of Year) and Reportable Transactions which report appears in the December 31, 2001 annual report on Form 11-K of Chromcraft Revington Savings Plan.

KPMG LLP

Indianapolis, Indiana
June 26, 2002

Index

Chromcraft Revington Savings Plan

Financial Statements and Schedule

KPMG

2400 First Indiana Plaza
135 North Pennsylvania Street
Indianapolis, IN 46204-2452

Independent Auditors' Report

Benefit Plans Committee
Chromcraft Revington, Inc.:

We have audited the statements of net assets available for plan benefits of the Chromcraft Revington Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Chromcraft Revington Savings Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets (Held at End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Indianapolis, Indiana
June 20, 2002

Statements of Net Assets Available for Plan Benefits

Chromcraft Revington Savings Plan
(In thousands)

	December 31, 2001	December 31, 2000
Investments held by Trustee, at fair value		
Participant-directed		
T. Rowe Price		
Stable Value Common Trust Fund	$ 4,864	$ 5,099
New America Growth Fund	1,389	2,217
Balanced Fund	1,256	1,195
Equity Index 500 Fund	854	838
Total T. Rowe Price funds participant-directed	8,363	9,349
Participant loans	298	272
Chromcraft Revington, Inc. Common Stock	1,415	1,559
Total participant-directed	10,076	11,180
Nonparticipant-directed		
T. Rowe Price		
Spectrum Growth Fund	3,830	-
Spectrum Income Fund	2,659	-
Spectrum International Fund	577	-
Prime Reserve Fund	22	-
Total T. Rowe Price funds nonparticipant-directed	7,088	-
Chromcraft Revington, Inc. Common Stock	742	741
Total nonparticipant-directed	7,830	741
Total investments held by Trustee, at fair value	17,906	11,921
Receivables		
Employer contributions	229	12
Participants' contributions	57	77
Total receivables	286	89
Net assets available for plan benefits	$ 18,192	$ 12,010

See accompanying notes to the financial statements.

Statement of Changes in Net Assets Available for Plan Benefits

Chromcraft Revington Savings Plan
For the year ended December 31, 2001
(In thousands)

	Participant-directed	Non-participant-directed	Total
Additions to net assets attributed to:			
Investment income (loss)			
Net depreciation in fair value of investments	$ (398)	$ (575)	$ (973)
Interest	291	-	291
Dividends	98	302	400
	(9)	(273)	(282)
Contributions			
Participants	611	-	611
Employer	10	255	265
	621	255	876
Transfer of assets from Retirement Plan	-	8,493	8,493
Interest on participant loans	23	-	23
Total additions	635	8,475	9,110
Deductions from net assets attributed to:			
Benefits paid to participants	(1,170)	(1,169)	(2,339)
Withdrawals by participants	(589)	-	(589)
Total deductions	(1,759)	(1,169)	(2,928)
Net increase (decrease)	(1,124)	7,306	6,182
Net assets available for plan benefits			
Beginning of year	11,257	753	12,010
End of year	$ 10,133	$ 8,059	$ 18,192

See accompanying notes to the financial statements.

Notes to Financial Statements

Chromcraft Revington Savings Plan

Note 1 - Plan Merger and Asset Transfer

Effective January 1, 2001 the Chromcraft Revington Retirement Plan (the "Retirement Plan") was merged into, and continues in the form of, the Chromcraft Revington Savings Plan (the "Plan"). The Retirement Plan was a defined contribution plan and covered the same group of employees as the Plan and provides for employer profit sharing contributions. Net assets transferred to the Plan at January 1, 2001 consisted of the following:

T. Rowe Price Spectrum Growth Fund	$ 4,240
T. Rowe Price Spectrum Income Fund	2,568
T. Rowe Price Spectrum International Fund	713
T. Rowe Price Prime Reserve Fund	47
Employer contribution receivable	925
	$ 8,493

Note 2 - Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all full-time employees of Chromcraft Revington, Inc. and its subsidiaries, Chromcraft Corporation and Peters-Revington Corporation (collectively the "Company"), who have completed at least six months of service. Employees may elect to participate in the Plan on the earlier of January 1 or July 1, following the completion of six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Participant Accounts

Each participant's account is credited with the participant's voluntary contributions, Company matching contributions, Company profit-sharing contributions and Plan earnings. Plan earnings are allocated among all participants based on their investment in each fund.

Participant Contributions

Participants are permitted to contribute to the Plan 1% to 16% of their annual compensation, as defined in the Plan document, on either a pre-tax or after-tax basis.

Employer Contributions

All employer contributions are discretionary. During 2001, the Company contributed to the Plan 25% of participants' pre-tax contributions up to 4% of their compensation. Company matching contributions are invested entirely in the common stock of Chromcraft Revington, Inc.

The Company also made a profit-sharing contribution to the Plan for eligible participants of Peters-Revington Corporation and Chromcraft Revington, Inc. Employer contributions each year depend on the eligible participant's annual compensation, as defined, and length of service, as follows:

Percentage of Annual Compensation	Years of Service
9.0 %	35 or more
7.5	At least 30 but less than 35
6.0	At least 25 but less than 30
5.0	At least 20 but less than 25
4.0	At least 15 but less than 20
3.0	At least 10 but less than 15
2.5	At least 5 but less than 10
2.0	At least 1 but less than 5
0.0	Less than 1

A participant must be an employee as of the end of the calendar year to receive an allocation of the Company's profit-sharing contribution for that year, unless employment ended during the year as a result of retirement, death or disability. Eligible participant excludes IRS defined "highly compensated employees."

Vesting

Participants are immediately 100% vested in their contributions and earnings thereon. Vesting of Company matching contributions and earnings thereon occurs on a graduated basis over a five-year period, with 100% vesting after five years of service or upon death, disability or attainment of age 65, whichever occurs first. Company profit-sharing contributions vest 100% after five years of service or upon death, disability or attainment of age 65, whichever occurs first.

Forfeitures

Forfeitures of nonvested Company contributions are used to reduce future Company contributions. During 2001, $72,000 of forfeited participant accounts were used to reduce the Company's contributions.

Payment of Benefits and Withdrawals

At retirement or termination of service, a participant may elect to receive, in the form of a lump-sum or in annual installments over a period of up to 15 years, the value of his or her vested account balance.

In-service withdrawals of pre-tax contributions require the participant to meet certain Plan requirements. Company matching contributions and profit-sharing contributions may not be withdrawn by a participant prior to his or her termination of employment. Participants in the Plan may withdraw their after-tax contributions to the Plan, including any investment earnings attributable to those contributions.

Accounting Records

The accounting records and participants' account balances are maintained by the Trustee, T. Rowe Price Trust Company, Inc. ("T. Rowe Price").

Administrative Expenses

The Plan is administered by a committee appointed by the Company's Board of Directors. Substantially all administrative expenses are paid by the Company.

Investments

The Plan offers the following options for the investment of participant contributions:

Chromcraft Revington, Inc. Common Stock - The Trustee purchases all shares on the open market.

T. Rowe Price Stable Value Common Trust Fund - a collective investment fund that invests primarily in fixed and variable interest investment contracts with insurance companies, banks and others. The objective of the Stable Value Fund is to maximize current income while maintaining principal stability. Guarantees of principal and interest are provided solely by the insurance company or financial institution which issues the contract.

T. Rowe Price New America Growth Fund - invests primarily in the stocks of large and small U.S. growth companies operating in service industries. The objective of the New America Growth Fund is to provide long-term growth of capital. Investments in this fund are subject to fluctuations and there is no guarantee of future performance.

T. Rowe Price Balanced Fund - invests in a diversified portfolio of common stocks and fixed income securities. The objective of the Balanced Fund is to provide capital growth, current income and preservation of capital. Investments in this fund are subject to fluctuations and there is no guarantee of future performance.

T. Rowe Price Equity Index 500 Fund - invests in all 500 stocks composing the Standard & Poor's 500 Composite Stock Index (S&P 500), a broadly based index of primarily large-cap companies. The objective of the Equity Index 500 Fund is to match the total return of the S&P 500. Investments in this fund are subject to fluctuations and there is no guarantee of future performance.

The committee directs the investment of Company profit-sharing contributions, which are held in a trust by T. Rowe Price. Participant account balances are invested in the following T. Rowe Price funds:

Spectrum Growth Fund - a mutual fund that allocates its assets among a diversified group of up to nine underlying T. Rowe Price Associates, Inc. funds which invest primarily in stocks. The objective of the Spectrum Growth Fund is to provide long-term capital appreciation and growth of income, with current income a secondary objective. Investments in this fund are subject to fluctuations and there is no guarantee of future performance.

Spectrum Income Fund - a mutual fund that allocates its assets among a diversified group of up to nine underlying T. Rowe Price Associates, Inc. funds which invest principally in fixed income securities. The objective of the Spectrum Income Fund is to provide a high level of current income with moderate share price fluctuation. Investments in this fund are subject to fluctuations and there is no guarantee of future performance.

Spectrum International Fund - a mutual fund that allocates its assets among a diversified group of up to eleven underlying T. Rowe Price Associates, Inc. funds which invest principally in international stocks and, to a lesser degree, international bonds. The objective of the Spectrum International Fund is to provide long-term capital appreciation. Investments in this fund are subject to fluctuations and there is no guarantee of future performance.

Prime Reserve Fund - a money market fund which invests in U. S. dollar denominated, short-term debt obligations with fixed or floating rates of interest. Guarantees of principal and interest are provided solely by the institutions which issue the obligations.

Participant Loans

Each participant has the right, subject to certain restrictions, to borrow from his or her pre-tax contributions and earnings attributable to that amount ("pre-tax account"). The maximum aggregate amount a participant may borrow is 50% of his or her total vested account balance, and not greater than his or her pre-tax account balance, up to a maximum of $50,000. Loans bear a market rate of interest and may be repaid over a period not to exceed five years. The interest paid on a loan is credited directly to the participant's account in the Plan.

Note 3 - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting, except for the cash basis recording of benefits paid.

Investments

Investment contracts held in the T. Rowe Price Stable Value Common Trust Fund are recorded at estimated fair value which approximates contract value. The investments in the other funds are presented at fair value based on the quoted market prices of the underlying securities within each fund. Purchases and sales of securities are recorded on a trade-date basis.

Use of Estimates

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 4 - Investments

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during 2001 (in thousands) as follows:

	Non-participant directed	Participant directed
Chromcraft Revington, Inc. Common Stock	$ 50	$ 88
T. Rowe Price Spectrum Growth Fund	(427)	-
T. Rowe Price Spectrum Income Fund	(39)	-
T. Rowe Price Spectrum International Fund	(159)	-
T. Rowe Price mutual funds	-	(486)
	$ (575)	$ (398)

Note 5 - Benefits Payable to Participants

At December 31, 2001 and 2000, net assets available for benefits included $538,000 and $86,000, respectively, for distributions to participants who had withdrawn from the Plan prior to the end of the Plan year.

Note 6 - Assets Transferred from Investment Plan of Mohasco Corporation

Effective April 23, 1992, pursuant to merger agreements (the "Merger"), Chromcraft Revington, Inc. acquired all the outstanding common stock of Chromcraft Corporation ("Chromcraft") and Peters-Revington Corporation ("Peters-Revington") from Mohasco.

Prior to the Merger, employees of Chromcraft and Peters-Revington were eligible to participate in a Mohasco defined contribution plan (the "Mohasco Investment Plan"). Net assets of $7,356,000 representing the balance of Chromcraft and Peters-Revington participant accounts in the Mohasco Investment Plan were transferred into the Plan on August 3, 1992.

Included in the balance transferred from the Mohasco Investment Plan were Mohasco company contributions, and earnings thereon, ("Mohasco Contributions") to participant accounts in the amount of $2.5 million and $2.8 million at December 31, 2001 and 2000, respectively. Under the Plan, the Mohasco Contributions are not subject to in-service withdrawal or eligible for participant loans.

Note 7 - Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee of the Plan and, therefore, transactions in these funds qualify as party-in-interest transactions.

Note 8 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA. In the event of Plan termination, participants shall be fully vested in Company contributions and earnings thereon.

Note 9 - Tax Status

The Plan obtained its latest determination letter in April 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended and restated since receiving the determination letter, the Plan's administrator and legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. An application for a new determination letter for the Plan was filed with the Internal Revenue Service in February 2002.

Note 10 - Subsequent Events

Effective January 1, 2002, the defined contribution plans covering employees of the Company's Cochrane Furniture Company, Inc., Korn Industries, Inc. and Silver Furniture Company, Inc. affiliates were merged into the Plan. In addition, the Plan was amended to comply with various Internal Revenue Service and Department of Labor regulations.

Schedule H, Line 4i
Schedule of Assets (Held at End of Year)

Chromcraft Revington Savings Plan
December 31, 2001
(In thousands, except share data)

Identity of Issue	Description	Fair Value
Participant-directed		
Chromcraft Revington, Inc. Common Stock*	131,280 shares	$ 1,415
T. Rowe Price Stable Value Common Trust Fund*	Collective investment fund of bank, insurance and other investment contracts	4,864
T. Rowe Price New America Growth Fund*	Mutual Fund	1,389
T. Rowe Price Balanced Fund*	Mutual Fund	1,256
T. Rowe Price Equity Index 500 Fund*	Mutual Fund	854
Participant Loans*	Interest rates ranging from 7.0% to 10.5% with maturities through 2006	298
Nonparticipant-directed		
Chromcraft Revington, Inc. Common Stock (cost - $746)*	68,848 shares	742
T. Rowe Price Spectrum Growth Fund (cost - $4,053)*	Investment in eight underlying T. Rowe Price funds	3,830
T. Rowe Price Spectrum Income Fund (cost - $2,754)*	Investment in eight underlying T. Rowe Price funds	2,659
T. Rowe Price Spectrum International Fund (cost - $766)*	Investment in nine underlying T. Rowe Price funds	577
T. Rowe Price Prime Reserve Fund (cost - $22)*	Investment in primarily money market securities	22

* Denotes party-in-interest.

Schedule H, Line 4j
Schedule of Reportable Transactions

Chromcraft Revington Savings Plan
Year Ended December 31, 2001
(In thousands)

Description of Investment	Purchase Price	Selling Price	Lease Rental	Expense Incurred on Transaction	Cost of Asset	Fair Value on Transaction Date	Net Gain (Loss)
T. Rowe Price Associates, Inc.							
Series of transactions							
Transfer of assets from the Chromcraft Revington Retirement Plan							
Spectrum Growth Fund	-	-	-	-	4,076	4,240	-
Spectrum Income Fund	-	-	-	-	2,635	2,568	-
Spectrum International Fund	-	-	-	-	769	713	-
Prime Reserve Fund	-	-	-	-	47	47	-
(subsequent to transfer of assets from Chromcraft Revington Retirement Plan)							
Spectrum Growth Fund	609	-	-	-	609	609	-
Spectrum Growth Fund	-	592	-	-	632	592	(40)
Spectrum Income Fund	554	-	-	-	554	554	-
Spectrum Income Fund	-	425	-	-	435	425	(10)
Prime Reserve Fund	661	-	-	-	661	661	-
Prime Reserve Fund	-	686	-	-	686	686	-